UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SUPERVISORY COMMITTEE MINUTES No. 311

In the City of Buenos Aires, on the 12th day of the month of May of 2022, the members of the Supervisory Committee of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (EDENOR S.A. or the Company) in accordance with the provisions of art. 25 of the By-laws, Messrs. Carlos Cvitanich and Jorge Roberto Pardo, with the attendance of the Board of Directors’ Secretariat, meet through the Microsoft Teams system, which allows for the simultaneous transmission of sound, images and words throughout the entire meeting as well as for the recording thereof in digital support. At 09.34 a.m., the legally and statutorily required quorum being present, the meeting is called to order and deals with the FIRST ITEM of the Agenda: 1) CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022. The Chairman states that as the Supervisory Committee members have been duly provided with the documentation related to the period under consideration, together with the external auditor’s report, this Committee has examined the report, as well as background information on the work performed by such auditors, whose criteria are shared by this Committee. As a result of the analysis performed by the members of the Supervisory Committee, and given the knowledge all its members possess concerning the documentation and the actions taken by the corporate bodies, Mr. Cvitanich proposes that all the actions taken be approved. Upon brief discussion, the motion is unanimously approved. The Chairman then puts under consideration of those present the SECOND ITEM of the Agenda: 2) SUPERVISORY COMMITTEE’S REPORT AND OTHER RELATED DOCUMENTATION. IF APPROPRIATE, APPOINTMENT OF A MEMBER FOR THE SIGNING THEREOF. Mr. Cvitanich states that it is necessary to issue a Committee’s Report and puts under consideration of those present a draft version of the report, which is transcribed below:

Supervisory Committee’s Report

To the Shareholders, Chairman and Directors of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Introduction

In accordance with both the provisions of section No. 294 of Law No. 19,550 and the regulations of the National Securities Commission (hereinafter “CNV”), we have performed a review of the accompanying condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.), which comprise the statement of financial position as of March 31, 2022 , the statement of comprehensive (loss) income for the three-month period ended March 31, 2022 , the statements of changes in equity and cash flows for the three-month period then ended, and the selected explanatory notes.

The balances and other information relating to fiscal year 2021 and its interim periods are an integral part of the previously mentioned financial statements and should therefore be considered in relation to those financial statements.

Board of Directors’ responsibility

The Company’s Board of Directors is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as the applicable accounting standards and incorporated by the CNV into its regulations, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of our review

We have performed our review in accordance with current regulations, which require the application of the procedures established in International Standard on Review Engagements ISRE 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina by Technical Resolution No. 33 of the FACPCE as it was approved by the International Auditing and Assurance Standards Board (IAASB), and include verification of the consistency of the documents subject to the review with the information on corporate decisions laid down in minutes, and whether such decisions comply with the law and the bylaws as to their formal and documentary aspects. In conducting our professional work, we have examined the work performed by the Company external auditors, Price Waterhouse & Co. S.R.L, who issued their report dated May 12, 2022. A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the condensed interim financial statements and in applying analytical procedures and other review procedures. This review is substantially less in scope than an audit performed in accordance with international auditing standards, consequently, this review does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an opinion on the Company’s financial position, comprehensive (loss) income or cash flows. We have not assessed the corporate management, financing, marketing or operating criteria, inasmuch as they are the responsibility of the Board of Directors and the Shareholders’ Meeting.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard 34.

Emphasis of matter paragraph

Without qualifying our opinion, we draw the attention to the situation detailed in Note 1 in relation to the Company’s economic and financial situation. The Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern.

Report on compliance with current regulations

In compliance with current regulations, we report, in connection with Edenor S.A., that:

a)	the condensed interim financial statements of Edenor S.A. as of March 31, 2022 comply, as to matters within the scope of our responsibility, with the provisions of the Business Organizations Law and the pertinent resolutions of the CNV;
b)	the condensed interim financial statements of Edenor S.A. arise from accounting records kept in all formal aspects in conformity with legal regulations, except for the lack of transcription of the Journal (transcription to the Inventory and Balance Sheet Book CD ROM months of January through March 2022); and
c)	we have complied with the provisions of section No. 294 of Law No. 19,550.

City of Buenos Aires, May 12, 2022.

Immediately afterwards, and upon consideration and discussion, the Supervisory Committee unanimously RESOLVES to approve the report proposed by Mr. Cvitanich, subject to the approval of the financial statements herein dealt with by the Board of Directors’ meeting called for today. Furthermore, the Committee’s Chairman is authorized to sign the report, as well as all the previously referred to documentation.

There being no further business to discuss, at the motion of Mr. Cvitanich, the meeting is adjourned at 09.43 a.m.

Carlos Cvitanich	Jorge Roberto Pardo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 13, 2022